(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	Commission File Number: 1-1142

For Period Ended: September 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Chart Industries, Inc.

Full Name of Registrant

Former Name if Applicable

5885 Landerbrook Drive, Suite 205

Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44124

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As disclosed and further detailed in the Registrant’s Current Report on Form 8-K, filed on September 19, 2003, the Registrant, which previously filed a voluntary petition for reorganization relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware on July 8, 2003, emerged from Chapter 11 proceedings on September 15, 2003 pursuant to the Amended Joint Prepackaged Reorganization Plan of Chart Industries, Inc. and Certain Subsidiaries, dated September 3, 2003 (the “Plan”). In accordance with AICPA Statement of Position 90-7 “Financial Reporting by Entities in Reorganization under the Bankruptcy Code” (“SOP 90-7”), the Registrant must for the quarter ended September 30, 2003 revalue its assets and liabilities to current estimated fair value, reestablish shareholders’ equity at the reorganization value determined in connection with the Plan and record any portion of the reorganization value which cannot be attributed to specific tangible or identified intangible assets. As a result of the Registrant’s recent emergence from Chapter 11 reorganization, the Registrant has not yet completed these matters and other bankruptcy-related disclosures to be included in its Quarterly Report on Form 10-Q for the period ended September 30, 2003. As a result, the Registrant could not file that Form 10-Q within the prescribed time period without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael F. Biehl (Name)	(440) (Area Code)	753-1490 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒  Yes    ☐  No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes    ☐No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s sales for the three-month and nine-month periods ended September 30, 2003 were approximately $63 million and $197 million, respectively, somewhat weaker than the Registrant’s sales of approximately $69 million and $206 million for the three-month and nine-month periods ended September 30, 2002. The Registrant’s gross profit for the three-month and nine-month periods ended September 30, 2003 is expected to be slightly higher than in the comparable fiscal 2002 periods. The Registrant incurred and recognized significant non-recurring items during the three- and nine-month periods ended September 30, 2003, including various adjustments required under SOP 90-7, charges and income relating to the Registrant’s operational restructuring initiatives and other charges, income and items relating to the Registrant’s Chapter 11 proceedings and restructuring initiatives, which the Registrant has not yet completed as discussed above. As a result, the Registrant’s net income (loss) for the three- and nine-month periods ended September 30, 2003 is not expected to be comparable to net income (loss) for the three- and nine-month periods ended September 30, 2002.

Chart Industries, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 14, 2003	By	/s/ Michael F. Biehl

Michael F. Biehl, Chief Financial Officer and Treasurer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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